SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C.

                         Form U-12(I)-B (Three-Year Statement)
                             Three-Year period ending 1998

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
   1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

1. Name and Business address of person filing statement.

   Edward T. Liston
   Boott Mills South
   100 Foot of John Street
   Lowell, MA  01852

2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by
   paragraph (b) of Rule U-71.      None.

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

   EUA Cogenex Corporation                   EUA Citizens Corporation
   EUA Service Corporation                   EUA Highland Corporation
   EUA Cogenex-Canada, Inc.
   Northeast Energy Management, Inc.

4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

   President and Director of EUA Cogenex Corporation and Northeast Energy
       Management, Inc.
   Vice President and Director of EUA Service Corporation
   President of EUA Cogenex-Canada, Inc.
   Director and Executive Vice President of EUA Citizens Corporation and EUA Highland Corporation

5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.
   (Use column (a) as supplementary statement only).

____________________________________________________________________________
                  !Salary or other compensations!Person or company from whom
                  !-----------------------------!received or to be received
Name of recipient ! Received   ! to be received !
                  !     (a)    !      (b)       !
--------   -------!------   ---!-------   ------!-----------   -------------
Edward T. Liston  !$181,679.28 ! $385,450.76    !EUA Service Corporation
----------------------------------------------------------------------------

      (b)  Basis for compensation if other than salary.

6. (To be answered in supplementary statement only. See instructions.) Expenses incurred by the undersigned or any person named in Item 2, above, during the calendar year in connection with the activities described in Item 4, above, and the source or sources of reimbursement for same.

   (a)  Total amount of routine expenses charged to client:  $      None
   (b)  Itemized list of all other expenses:

Date  January 24, 1997              (Signed)/s/Edward T. Liston

U12ETL